

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2023

Jeremy Frommer
Chief Executive Officer
Creatd, Inc.
419 Lafayette Street, 6th Floor
New York, NY 10003

> **Re: Creatd, Inc.**
> **Form 8-K/A**
> **Filed April 7, 2023**
> **File No. 001-39500**

Dear Jeremy Frommer:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Scott Linsky